     As filed with the Securities and Exchange Commission on April 26, 2002
                                                    Registration No. 333-_______

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             STRATOS LIGHTWAVE, INC.
             (Exact name of registrant as specified in its charter)

               Delaware                                  36-4360035
       (State of incorporation)                       (I.R.S. Employer
                                                   Identification Number)

                             7444 West Wilson Avenue
                             Chicago, Illinois 60706
                                 (708) 867-9600
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                James W. McGinley
                                    President
                             Stratos Lightwave, Inc.
                             7444 West Wilson Avenue
                             Chicago, Illinois 60706
                                 (708) 867-9600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                              James W. Ashley, Jr.
                              Lord, Bissell & Brook
                            115 South LaSalle Street
                             Chicago, Illinois 60603
                                 (312) 443-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

--------------------------------------------------------------------------------------------------------------------
                                          CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
                                                          Proposed maximum      Proposed maximum     Amount of
Title of each class of securities to    Amount to be      offering price per    aggregate offering   registration
be registered                           registered        share                 price (1)            fee
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value (2)          5,513,177             $2.81              $15,492,027          $1,425
--------------------------------------------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the registration fee and based on the average of the high and low prices for the Common Stock on April 23, 2002 as reported on the Nasdaq National Market.
(2) Each share of Common Stock includes a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock pursuant to the Registrant's Shareholder Rights Plan.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                   PROSPECTUS

                             STRATOS LIGHTWAVE, INC.

                        5,513,177 Shares of Common Stock

                              --------------------

     This prospectus covers 5,513,177 shares of common stock of Stratos Lightwave, Inc., a Delaware corporation ("Stratos"), that were issued in connection with our acquisition of Paracer, Inc. ("Paracer"). The persons listed as "Selling Stockholders" in this prospectus may sell the shares of common stock offered by this prospectus from time to time in transactions on the open market or in negotiated transactions, in each case at prices satisfactory to them. We are not offering any shares under this prospectus and will not receive any of the proceeds from the sale of these shares. Our common stock is traded on the Nasdaq National Market under the symbol "STLW." On _______________, 2002, the closing sale price for our common stock as reported on the Nasdaq National Market was $_____ per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person has been authorized by us to give any information or to make any representations about the offering of our common stock made by this prospectus other than the information and representations contained in this prospectus. Accordingly, you should not rely on information outside of this prospectus. This prospectus is not an offer to sell or buy any security other than the common stock offered by this prospectus; it is not an offer to sell or buy securities in any jurisdiction in which such offer is not qualified; and it is not an offer to buy or sell securities to any person to whom such offer would be unlawful. The information in this prospectus is current as of the date of this prospectus. Your receipt of this prospectus does not mean that there has been no change in the affairs of Stratos since the date of this prospectus or that the documents which are incorporated by reference in this prospectus are correct as of any date after the date of such documents.

               The date of this prospectus is ______________, 2002

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

                                TABLE OF CONTENTS

                                                      Page                                                       Page
                                                      ----                                                       ----
Where You Can Find More Information ...................  3     Description of Capital Stock ...................... 20
Forward-Looking Statements ............................  4     Selling Stockholders .............................. 25
Stratos Lightwave, Inc. ...............................  5     Plan of Distribution .............................. 27
Risk Factors ..........................................  6     Legal Matters ..................................... 28
Use of Proceeds ....................................... 20     Experts ........................................... 28

     Whenever we refer to "Stratos," "we," "our," or "us" in this prospectus, we mean Stratos Lightwave, Inc. and its subsidiaries, unless the context suggests otherwise. When we refer to "you" or "yours," we mean the holders of the applicable securities.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the internet at the SEC's web site at www.sec.gov. You may also read and copy any documents we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room is Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.

     The SEC allows us to "incorporate by reference" into this prospectus the information we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus until the termination of this offering.

     o Annual Report on Form 10-K filed on July 26, 2001 for the fiscal year ended April 30, 2001.

     o Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001, filed on September 14, 2001.

     o Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001, filed on December 17, 2001.

     o Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, filed on March 14, 2002.

     o    Current Report on Form 8-K filed on February 15, 2002.

     o    Current Report on Form 8-K filed on April 12, 2002.

     o The description of our common stock contained in our Registration Statement on Form 8-A filed on June 22, 2000, under Section 12(g) of the Exchange Act.

     o The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A filed on March 28, 2001, under
          Section 12(g) of the Exchange Act.

     This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement. You may request a copy of the registration statement and the above filings, at no cost, by writing or telephoning us at the following address:

                  Investor Relations
                  Stratos Lightwave, Inc.
                  7444 West Wilson Avenue
                  Chicago, Illinois 60706
                  (708) 867-9600

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward looking statements within the meaning of Section 27A of the Securities Act of 1934 and
Section 21E of the Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "intends," "projects," "predicts," "target," "goal," "objectives," "potential," or "continue" or the negative of these terms or other comparable terminology. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements.

     Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K filed with the SEC. See "Incorporation of Certain Documents by Reference." We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common stock under "Risk Factors" included elsewhere in this prospectus. However, other factors besides those listed there could also adversely affect us.

                             STRATOS LIGHTWAVE, INC.

     We develop, manufacture and sell optical subsystems and components for high data rate networking, data storage and telecommunication applications. Our optical subsystems convert electronic signals into optical signals and back to electronic signals, thereby facilitating the transmission of information over optical communication networks. These optical subsystems are designed for use in local area networks (LANs), storage area networks (SANs), metropolitan area networks (MANs), wide area networks (WANs), and in the telecommunication markets. Our optical subsystems are compatible with the advanced transmission protocols used in these networks, including Gigabit Ethernet, Fast Ethernet, Fibre Channel, and synchronous optical network (SONET). We also design, manufacture and sell a full line of optical components and cable assemblies for use in these networks.

     We were incorporated in Delaware in April 2000. Our principal executive offices are located at 7444 West Wilson Avenue, Chicago, Illinois 60706, our telephone number is (708) 867-9600 and our website is located at www.stratoslightwave.com. Information on our website is not a part of this prospectus.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase our common stock. The risks set out below are not the only risks we face.

     If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         Risks Relating to Our Business

We have recently incurred significant net losses, primarily due to the current economic downturn. Unless we are able to increase our sales or further reduce our costs, we will continue to incur net losses.

     The current economic downturn has resulted in reduced capital spending for optical networking products. As a result, many of our customers have significantly reduced, cancelled or rescheduled orders for our products and expressed uncertainty as to their future requirements. We experienced a decrease in net sales of 58% and incurred a net loss of $34.2 million during the first nine months of fiscal 2002. We expect difficult industry conditions to continue for at least the next three to six months and may continue for a longer period. Any continued or further decline in demand for our customers' products or in general economic conditions would likely result in further reduction in demand for our products and our business, operating results and financial condition would suffer.

     Although we have implemented personnel reductions and other cost reduction programs, many of our costs are fixed in the near term and we expect to continue to incur significant manufacturing, research and development, sales and marketing and administrative expenses. Consequently, we will need to generate higher revenues while containing costs and operating expenses if we are to return to profitability. If our efforts to increase our revenues and contain our costs are not successful, we will continue to incur net losses.

Our net sales and operating results vary significantly from quarter to quarter, and our stock price may fall if our quarterly performance does not meet analysts' or investors' expectations.

     Our quarterly net sales and operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult to predict our future operating results. Accordingly, we believe that quarter-to-quarter comparisons of our net sales and operating results are not meaningful and should not be relied upon as an indicator of our future performance. Some of the factors which cause our net sales and operating results to vary include:

     o the timing of customer orders, particularly from our largest customers;

     o    the level of demand for our customers' products;

     o    the cancellation or postponement of orders;

     o    our ability to manufacture and ship our products on a timely basis;

     o    changes in our product mix;

     o    competitive pressures resulting in lower prices;

     o    our ability to control costs and expenses;

     o the introduction of new products or technologies by us or our competitors;

     o the timing of our receipt of license fees and royalty payments relating to our intellectual property; and

     o    general economic factors.

Our net sales and operating results have been and in one or more future quarters will likely be below the expectations of public market analysts and investors. If this occurs, the price of our common stock would likely decline.

Our success depends on the long-term growth of communication networks and their use of optical communication technologies. If these events do not occur, our net sales may decline and our business would likely be significantly harmed.

     Our optical subsystems and components are used primarily in enterprise, metropolitan area, wide area and telecommunication networks. These markets are rapidly evolving and it is difficult to predict their potential size or future growth rate. In addition, there is uncertainty as to the extent to which optical communication technologies will be used throughout these markets. Our success in generating revenue in these markets will depend on the long-term growth of these markets and their use of optical communication technologies. If these markets do not grow, or if the use of optical communication technologies in these markets does not expand, our net sales may decline and our business would likely be significantly harmed.

We must develop new products and technology as well as enhancements to existing products and technology in order to remain competitive. If we fail to do so, our products will no longer be competitive and our net sales will decline.

     The market for our products and technology is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support new products and technology on a successful and timely basis. If we fail to develop and deploy new products and technologies or enhancements of existing products on a successful and timely basis or we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our net sales will decline. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. In addition, a slowdown in demand for existing products ahead of a new product introduction could result in a write down in the value of inventory on hand relating to existing products.

     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Our products are incorporated into larger systems which must comply with various domestic and international government regulations. If the performance of our products contributes to our customers' inability to comply with these requirements, we may lose these customers and our net sales will decline.

     In the United States, our products are incorporated into larger systems which must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, our products are incorporated into larger systems which must also comply with standards established by local authorities in various countries which may vary considerably. If the performance of our products contributes to our customers' inability to comply with existing or evolving standards established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals we may lose these customers and our net sales will decline.

If our products fail to comply with evolving industry standards or alternative technologies in our markets, we may be required to make significant expenditures to redesign our products.

     Our products comprise only a part of an entire networking system and must comply with evolving industry standards in order to gain market acceptance. In many cases, we introduce a product before an industry standard has become widely accepted and we depend on the companies that provide other components to support industry standards as they evolve. Because industry standards do not exist in some cases at the time we are developing new products, we may develop products that do not comply with the eventual industry standard. If this occurs, we would need to redesign our products to comply with adopted industry standards. In addition, if alternative technologies are adopted as an industry standard within our target markets, we would have to dedicate significant time and resources to redesign our products to meet this new industry standard. If we are required to redesign our products, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. If we are not successful in redesigning our products or developing new products to meet new standards or any other standard that may emerge, our net sales will decline.

We derive a significant portion of our net sales from a few large customers, and our net sales may decline significantly if any of these customers cancels, reduces, returns or delays purchases of our products.

     Our success will depend on our continued ability to develop and manage relationships with significant customers. For the nine months ended January 31, 2002, our two largest customers and their respective contract manufacturers accounted for 28% of our net sales, with McData Corporation and Con-Tech Systems Inc. accounting for 24% and 4% of our net sales, respectively. For the 2001 fiscal year, our three largest customers and their respective contract manufacturers accounted for 32% of our net sales, with McData Corporation, Alcatel Network Systems and Cisco Systems accounting for 11%, 11% and 10% of our net sales, respectively. We expect our dependence on sales to a small number of large customers to continue.

     The markets in which we sell our products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. As a result, our relationships with these customers are critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products which incorporate our products. Our customers have in the past sought price concessions from us and will continue to do so in the future. Also, many of our customers have canceled, reduced, returned or delayed purchases of our products. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of or a significant reduction in orders from one or more of our largest customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could cause our net sales to significantly decline.

Our sales cycle runs from our customers' initial design to production for commercial sale. This cycle is long and unpredictable and may cause our net sales to decline or increase our operating expenses.

     We cannot predict the timing of our sales accurately because of the length of our sales cycles. As a result, if sales forecasts from specific customers are not realized, we may be unable to compensate for the sales shortfall and our net sales may decline. The period of time between our initial contact with a customer and the receipt of a purchase order may span up to a year or more, and varies by product and customer. During this time, customers may perform, or require us to perform, extensive evaluation and qualification testing of our products. Generally, they consider a wide range of issues before committing to purchase our products, including ability to interoperate with other subsystems and components, product performance and reliability. We may incur substantial sales and marketing expenses and expend significant management effort while our potential customers are qualifying our products. Even after incurring these costs, we ultimately may not sell any or only small amounts of our products to these potential customers. Consequently, if new sales do not result from our efforts to qualify our products, our operating expenses will increase.

Our customers may cease purchasing our products at any time and may cancel or defer purchases on short notice, which may cause our net sales to decline or increase our operating expenses.

     We generally do not have long-term contracts with our customers. Sales are typically made pursuant to individual purchase orders, often with extremely short lead times, that may be canceled or deferred by customers on short notice without significant penalty. Our customers base their orders for our products on the forecasted sales and manufacturing schedules for their own products. Our customers have in the past significantly accelerated, canceled or delayed orders for our products in response to unanticipated changes in the manufacturing schedules for their own products, and will likely do so again in the future. During the last twelve months, our customers have cancelled a significant number of orders. The reduction, cancellation or delay of individual customer purchase orders has caused and could continue to cause our net sales to decline. Moreover, these uncertainties complicate our ability to accurately plan our manufacturing schedule and may increase our operating expenses.

If we do not decrease our manufacturing costs or increase sales of higher margin products as the average unit price of our existing products decreases, our gross margins will decline.

     The average unit price of our products generally decrease as the products mature in response to increased competition, the introduction of new products and increased unit volumes. Substantially all of our products are designed and manufactured in our own facilities. Accordingly, a significant portion of our cost of sales is fixed over the near term. In order to remain competitive, we must continually reduce our manufacturing costs through design and engineering changes and increases in manufacturing efficiencies. We must also continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Our inability to reduce manufacturing costs or introduce new products with higher average selling prices will cause our gross margins to decline, which would significantly harm our operating results.

The market for optical subsystems and components is highly competitive, which may result in lost sales or lower gross margins.

     The markets for optical subsystems and components are highly competitive and are expected to intensify in the future. For optical subsystems, we compete primarily with Agilent Technologies, Inc., Finisar Corporation, Infineon Technologies Corp., JDS Uniphase Corporation and Optical Communications Products, Inc. For optical components, we compete primarily with Infineon Technologies Corp, Lucent Technologies Inc., Molex, Inc. and Tyco International, Ltd. and numerous other smaller companies. Many of these companies have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves and are much better positioned than we are to acquire other companies in our consolidating industry in order to gain new technologies or products. Many of our competitors have much greater name recognition, more extensive customer bases, better-developed distribution channels and broader product offerings. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. In addition, companies with diversified product offerings can better sustain an economic downturn.

     We expect that more companies, including some of our customers, will enter the markets for our products. We may not be able to compete successfully against either current or future competitors. Competitive pressures, combined with weakening demand, may result in further price reductions, lower margins and loss of market share. In addition, some of our current and potential customers are attempting to integrate their operations by producing their own optical subsystems or components or acquiring one or more of our competitors which may eliminate the need to purchase our products. Furthermore, larger companies in other related industries are developing and acquiring technologies and applying their significant resources, including their distribution channels and brand name recognition, in an effort to capture significant market share. While this trend has not historically impacted our competitive position, it may result in future decreases in our net sales.

We depend on suppliers for several key components. If we underestimate or overestimate our requirements for these components, our business could be significantly harmed.

     We purchase several key components that are incorporated into our products from a limited number of suppliers. We have experienced shortages and delays in obtaining key components in the past and expect to experience shortages and delays in the future. These shortages and delays have typically occurred when demand within the industry has increased rapidly and exceeds the capacity of suppliers of key components in the short term. Delays and shortages also often occur in the early stages of a product's life cycle. The length of shortages and delays in the past has varied from several days to a month. We are unable to predict the length of any future shortages or delays.

     The inability to obtain sufficient quantities of these components that meet our quality requirements may interrupt and delay the manufacturing of our products or result in the cancellation of orders for our products. In addition, our suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion, or at all. Any transition to alternative suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to redesign or modify our products, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

     We make forecasts for our component requirements based on anticipated product orders. Although we enter into long-term agreements for the purchase of key components from time to time, our purchases of key components are generally made on a purchase order basis. We may also maintain an inventory of limited source components to limit the potential impact of a component shortage. We may not accurately predict the demand for our products and the lead-time required to obtain key components. If we overestimate our requirements, we may have excess inventory, which may become obsolete and would increase our costs. If we underestimate our requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would significantly harm our business.

If we are unable to manage our growth effectively, we will incur additional operating expenses and our operating results will suffer.

     We have significantly expanded our operations over the last several years. This growth has placed a strain on our management systems and operational resources. As demand for our products grows, we will need to expand our design and manufacturing capabilities, as well as our sales, marketing and technical support. We will also need to improve our financial and managerial controls, reporting systems and procedures. The technical complexities of our products and the rapidly evolving markets we serve will require a high level of management effectiveness in managing the expansion of our operations. Our key management personnel have limited experience in managing this type of growth. If we are unable to manage our growth effectively, we will incur additional expenses which will cause our operating results to suffer.

Our success depends on our ability to hire and retain qualified technical personnel, and if we are unable to do so, our product development efforts and customer relations will suffer.

     Our products require sophisticated manufacturing, research and development, marketing and sales, and technical support. Our success depends on our ability to attract, train and retain qualified technical personnel in each of these areas. Competition for personnel in all of these areas is intense and we may not be able to hire or retain sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to hire and retain qualified personnel, our product development efforts and customer relations will suffer.

Our products may contain defects which may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers.

     Our products are complex and may contain defects, particularly when first introduced or as new versions are released. Our customers integrate our subsystems and components into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or a system into which our products have been incorporated, it may be difficult to identify the source of the problem. We may be subject to liability claims for damages related to product defects or experience manufacturing delays as a result of these defects in the future, any or all of which could be substantial. The length of any future manufacturing delays in connection with a product defect will depend on the nature of the defect and whether we or one of our component suppliers was the source of the defect. Moreover, the occurrence of defects, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technology.

We are subject to environmental laws and other legal requirements that have the potential to subject us to substantial liability and increase our costs of doing business.

     Our properties and business operations are subject to a wide variety of federal, state, and local environmental, health and safety laws and other legal requirements, including those relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous substances used in our manufacturing processes. We cannot assure you that these legal requirements will not impose on us the need for additional capital expenditures or other requirements. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities. Although we believe that we are in compliance and have complied with all applicable legal requirements, we may also be required to incur additional costs to comply with current or future legal requirements.

Economic, political and regulatory risks associated with international operations may limit our sales and increase our costs of doing business abroad.

     A portion of our sales are generated from customers located outside the United States, principally in Europe. We also operate manufacturing facilities in China and the United Kingdom. Sales to customers located outside of the United States were approximately 28.3% of our net sales during the nine months ended January 31, 2002 and approximately 19.8% of our net sales in fiscal 2001. Our international operations are subject to a number of risks and uncertainties, including:

     o    difficulties in managing operations in different locations;

     o    changes in foreign currency rates;

     o    longer accounts receivable collection cycles;

     o difficulties associated with enforcing agreements through foreign legal systems;

     o seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

     o trade protection measures and import and export licensing requirements;

     o changes in a specific country's or region's political or economic conditions;

     o    potentially adverse tax consequences;

     o the potential difficulty in enforcing intellectual property rights in some foreign countries; and

     o acts of terrorism directed against the United States or U.S. affiliated targets.

     These factors could adversely impact our international sales or increase our costs of doing business abroad or impair our ability to expand into international markets, and therefore could significantly harm our business.

We intend to pursue additional acquisitions. If we are unable to successfully integrate any businesses or technologies that we acquire in the future or are unable to realize the intended benefits of any future acquisitions, our business will be harmed.

     As part of our strategy, we intend to pursue opportunities to buy other businesses or technologies that would complement our current products, expand our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. Our experience in acquiring other businesses and technologies is limited. Acquisitions could result in a number of financial consequences, including:

     o    use of significant amounts of cash;

     o    the incurrence of debt and contingent liabilities;

     o    potentially dilutive issuances of equity securities;

     o    large one-time write-offs; and

     o    amortization expenses related to goodwill and other intangible assets.

     Acquisitions also involve numerous operational risks, including:

     o difficulties in integrating operations, products, technologies and personnel;

     o    unanticipated costs or write-offs associated with the acquisition;

     o    diversion of management's attention from other business concerns;

     o    diversion of capital and other resources from our existing businesses;
          and

     o    potential loss of key employees of purchased organizations.

     If we are unable to successfully integrate these businesses or any other businesses or technologies that we may acquire in the future or are unable to realize the intended benefits of any future acquisitions, our business will be harmed.

Our recent acquisitions have not generated significant sales and require significant amounts of capital. If these businesses do not become profitable, our operating results could be seriously harmed.

     In May 2001, we acquired substantially all of the assets of Advanced Interconnection Technology, Inc. In February 2002, we acquired all of the capital stock of Tsunami Optics, Inc. The integration of these businesses into our company is not complete. These businesses are expected to focus on the development and introduction of new products and have not generated significant revenues to date. In addition, these businesses have or will require significant amounts of capital to support their product development activities, and we expect to continue to invest substantial amounts of capital in these businesses for the foreseeable future. If these businesses do not become profitable, our operating results could be seriously harmed.

Our inability to protect our intellectual property rights would significantly impair their value and our competitive position.

     We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Although we have numerous issued patents and pending patent applications, we cannot assure you that any patents will issue as a result of our pending patent applications or, if issued, that any patent claim allowed will be sufficiently broad to protect our technology. In addition, we cannot assure you that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide us with meaningful protection of our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. We may be unable to detect the unauthorized use of our intellectual property or to take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Further, enforcing our intellectual property rights could result in the expenditure of significant financial and managerial resources and the success of these efforts cannot be predicted with certainty. Litigation has been necessary and may continue to be necessary in the future to enforce our intellectual property rights. This litigation could be costly and its outcome cannot be predicted with certainty. Our inability to adequately protect against unauthorized use of our intellectual property would significantly impair its value and our competitive position.

We are currently involved in pending patent litigation which, if decided against us, could impair our ability to prevent others from using our technology, result in the loss of future royalty income and require us to pay significant monetary damages.

     Methode and Stratos are plaintiffs in several lawsuits relating to our intellectual property rights. The defendants in these lawsuits include Infineon Technologies Corp., Optical Communications Products, Inc. and E20, Inc. In these actions, Stratos alleges that optoelectronic products sold by the defendants infringe upon certain Stratos patents. The defendants in these lawsuits have filed various affirmative defenses.

     As part of our separation from Methode, the Methode patents which are the subject of these lawsuits and Methode's rights in these lawsuits have been contributed to us and we have agreed to indemnify Methode against all costs, expenses and liabilities associated with these lawsuits. These lawsuits are in the preliminary stage, and we cannot predict their outcome with certainty. If one or more of these patents were found to be invalid or unenforceable, we would lose the ability to prevent others from using the technologies covered by the invalidated patents. This could result in significant decreases in our sales and gross margins for our products that use these technologies. In addition, we would lose the future royalty payments from our current licensees of these patents. We could also be required to pay significant monetary damages to one or more of the defendants or be required to reimburse them for their legal fees. Accordingly, if one or more of these patents were found to be invalid or unenforceable, our business would be significantly harmed.

Claims that we infringe third-party intellectual property rights could result in significant monetary damages and expenses or restrictions on our ability to sell our products.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, third parties may assert patent, copyright and other intellectual property rights to technologies used in our business. In addition, our rights to use our name or other trademarks are subject to challenge by others. Any claims, with or without merit, could be time-consuming, result in costly litigation, and divert the efforts of our technical and management personnel. If we are unsuccessful in defending ourselves against these types of claims, we could be subject to significant monetary damages and may be required to do one or more of the following:

     o stop using the challenged trademarks or selling our products that use or incorporate the relevant technology;

     o attempt to obtain a license to sell or use the challenged intellectual property, which license may not be available on reasonable terms or at all; or

     o    redesign those products that use the relevant technology.

     In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

We are currently defending several class action lawsuits which could subject us to significant money damages, cause us to incur significant costs or otherwise harm our business.

     We and certain of our executive officers are defendants in certain purported class action lawsuits filed in the United States District Court, Southern District of New York. Although we believe these lawsuits are without merit, an adverse result in these lawsuits could subject us to significant money damages. This litigation may also require us to incur significant costs in defense of these lawsuits, could require significant involvement of our senior management and may divert management's attention from our business and operations, any of which could have a material adverse affect on our business, results of operation or financial condition.


            Risks Relating to Our Separation from Methode Electronics

Our historical financial information may not be representative of our results as a separate company.

     Our historical financial information for periods ending on or prior to April 30, 2000 may not reflect what our results of operation, financial position and cash flows would have been had we been a stand-alone company for the periods presented. Methode did not account for us as, and we were not operated as, a stand-alone company during these periods. In addition, our historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to reflect many significant changes that occurred in our cost structure, funding and operations as a result of our separation from Methode, including changes in our management structure and employee benefit plans and the increased costs associated with being a public, stand-alone company.

One of our directors may have conflicts of interest because he is also a director of Methode.

     One member of our board of directors is also a director of Methode. This director will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us. In addition, this director's family owns significant amounts of Methode's stock. This ownership could create, or appear to create, potential conflicts of interest when this director is faced with decisions that could have different implications for Methode and us.

We may have potential business conflicts of interest with Methode with respect to our past and ongoing relationships, the resolution of which may not be as favorable to us as if we were dealing with an unaffiliated party.

     We currently have various interim and ongoing agreements with Methode. As a result, conflicts of interest may arise between Methode and us in a number of areas relating to our past and ongoing relationships, including:

     o the nature, quality and pricing of the interim services Methode has agreed to provide to us;

     o litigation, labor, tax, employee benefits and other matters arising from our separation from Methode; and

     o    major business combinations involving us.

     We cannot assure you that we will be able to resolve any conflicts we may have with Methode or, if we are able to do so, that the resolution will be as favorable as if we were dealing with an unaffiliated party.

We have agreed to contractual limitations under our separation agreements with Methode which could limit the conduct of our business and our ability to pursue our business objectives.

     We have agreed to contractual limitations under our separation agreements with Methode which place restrictions on our ability to conduct our business. Under our tax sharing and indemnification agreement with Methode, we have agreed to limit our ability to complete acquisitions and divestitures and issue capital stock. The purpose of these provisions is to preserve Methode's tax-free treatment of the spin-off. These restrictions in the tax sharing and indemnification agreement generally expire two years after the completion of the spin-off.

     Under our master separation agreement with Methode, we and our affiliates have agreed not to engage in:

     o the manufacture or sale, other than to our current customers as of the contribution date, of standard cable assemblies and specified cable management cabinets and value-added cable assemblies for local area networks, data centre, telecom and other project installation driven applications in Europe;

     o the manufacture or sale of electronic interconnect devices anywhere in the world; and/or

     o the sale of standard cable assembly or cable management cabinets in combination with system integration or system installation services to end-user clients in the United States and Europe.

     Any of these restrictions could materially limit the way in which we conduct our business and our ability to pursue our business objectives.

If the spin-off is not tax-free, we could be liable to Methode for the resulting taxes, which would significantly harm our business.

     We have agreed to indemnify Methode in the event the spin-off is not tax-free to Methode for reasons including actions taken by or with respect to us or our failure to take various actions, all as set forth in our tax sharing agreement with Methode. We may not be able to control some of the events that could trigger this liability. In particular, any acquisition of us by a third party within two years of the spin-off could result in the spin-off becoming a taxable transaction and give rise to our obligation to indemnify Methode for any resulting tax or other liability. If we were to become obligated to indemnify Methode for this liability, our financial condition and business would be significantly harmed.


   Risks Relating to the Securities Markets and Ownership of Our Common Stock

The market prices for securities of technology related companies have been volatile in recent years and our stock price could fluctuate significantly.

     Our common stock has been publicly traded only since June 27, 2000. The market price of our common stock has been subject to significant fluctuations since the date of our initial public offering. These fluctuations could continue. Factors that could affect our stock price include:

     o economic and stock market conditions generally and specifically as they may impact participants in the communication industry;

     o earnings and other announcements by, and changes in market evaluations of, participants in the optical communication industry;

     o changes in financial estimates and recommendations by securities analysts following our stock;

     o announcements or implementation by us or our competitors of technical innovations or new products; and

     o    strategic moves by us or our competitors, such as acquisitions.

     In addition, the securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performance. Specifically, market prices for securities of technology related companies have frequently reached elevated levels, often following their initial public offerings. These levels may not be sustainable and may not bear any relationship to these companies' operating performances.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of your shares.

     Our restated certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions apply even if the offer may be considered beneficial by some stockholders.

We recently adopted a shareholder rights plan which has anti-takeover effects.

     We recently entered into a shareholder rights plan. The plan has the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The existence of the plan could limit the price that certain investors might be willing to pay in the future for shares of our common stock and could discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable.

                                 USE OF PROCEEDS

     The shares of common stock are being registered by this registration statement to enable the Selling Stockholders to publicly sell these shares if they choose to do so in the future. Stratos will not receive any proceeds from the sale of the common stock by the Selling Stockholders.


                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of undesignated preferred stock, $.01 par value.

Common Stock

     As of March 31, 2002, there were 72,781,287 shares of our common stock outstanding. The holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any preferred stock then outstanding. The holders of our common stock have no preemptive, subscription or conversion rights. The outstanding shares of common stock are, and all shares of common stock to be outstanding upon the completion of this offering will be, fully paid and nonassessable.

Preferred Stock

     As of April 22, 2002, no shares of preferred stock were issued and outstanding. Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company without further action by our stockholders and may adversely affect the market price, and the voting and other rights, of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting rights to others. Except in accordance with the rights plan described below, we have no current plans to issue any shares of preferred stock.

Shareholder Rights Plan

     On March 22, 2001, our board of directors declared a dividend of one preferred share purchase right for each share of common stock outstanding on April 3, 2001 and each future share of common stock. Each right entitles the registered holder to purchase from us one-one thousandth of a share of our Series A Junior participating preferred stock, $0.01 par value, at an exercise price of $80.00 per one-one thousandth of a preferred share, subject to adjustment.

     The rights will trade automatically with our common stock and will not be exercisable until it is announced that a person or group has become an "acquiring person" by acquiring 15% or more of our common stock, or a person or group commences a tender offer that will result in such person or group owing 15% or more of our common stock. Thereafter, separate right certificates will be distributed, and each right will entitle its holder to purchase for the exercise price, a fraction of a share of our Series A Junior participating preferred stock having economic and voting terms similar to one share of our common stock.

     Upon announcement that any person or group has become an acquiring person, each right will entitle all rightholders (other than the acquiring person) to purchase, for the exercise price, a number of shares of our common stock having a market value of twice the exercise price. Rightholders would also be entitled to purchase the common stock of another entity having a value of twice the exercise price if, after a person has become an acquiring person, we were to enter into certain mergers or other transactions with such other entity. If any person becomes an acquiring person, our board of directors may, at its option and subject to certain limitations, exchange one share of our common stock for each right.

     The rights may be redeemed by our board of directors for $0.01 per right at any time prior to a person or group having become an acquiring person. The rights will expire on April 3, 2011.

     The plan has the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The existence of the plan could limit the price that certain investors might be willing to pay in the future for shares of our common stock and could discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

     Charter and Bylaw Provisions

     Our restated certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of our company. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of au unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

     Classified Board of Director. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by the chairman of the board, our President or a majority of the whole board of directors.

     Elimination of Stockholder Action by Written Consent. Our restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder nominations for the election of directors and stockholder proposals to be brought at any meeting of our stockholders. These provisions may preclude stockholders from making nominations for directors at an annual or special meeting of stockholders or from bringing other matters before an annual meeting of stockholders.

     Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by the holders of at least 80% of our outstanding common stock.

     Section 203 of the Delaware General Corporation Law

     We are subject to Section 203 of the Delaware General Corporation Law which, subject to several exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder, unless:

     o prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers, and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will he tendered in a tender or exchange offer; or

     o on or subsequent to that date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines a business combination to include:

     o any merger or consolidation involving the corporation and the interested stockholder;

     o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     o subject to specific exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     o any transaction involving the corporation that has the effect of increasing the proportionate share of any class or series of stock of the corporation beneficially owned by the interested stockholder; or

     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 defines an interested stockholder as any person that, together with affiliates and associates, owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time with the three year period immediately prior to the date on which it is sought to be determined whether this person is an interested stockholder.

Indemnification of Directors and Executive Officers and Limitation of Liability

     Our restated certificate of incorporation provides that our directors shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director, except liability for

     o    a breach of the director's duty of loyalty to us or our stockholders;

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

     o transactions from which the director derived an improper personal benefit.

     These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession. Our restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

     As permitted by Delaware General Corporation Law, our bylaws provide that:

     o we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

     o we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

     o    the rights provided in the bylaws are not exclusive.

     We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

NASDAQ National Market Listing

     Our common stock is traded on the NASDAQ National Market under the trading symbol "STLW."

                              SELLING STOCKHOLDERS

     The following table sets forth as of April 22, 2002 certain information regarding the beneficial ownership of our common stock by the following persons (the "Selling Stockholders"). Except as provided below, the Selling Stockholders shown in the table have sole voting and investment power with respect to the shares.

                                                                                                          Percent of
                                                                                                           Shares of
                                                                                              Number of     Common
                                                                                               Shares        Stock
                                                     Number of    Percent of                  Remaining   Outstanding
                                                     Shares of     Shares of    Number of      if All       if All
                                                   Common Stock     Common        Shares       Shares       Shares
                                                   Beneficially      Stock        Being      Registered   Registered
Name                                                   Owned      Outstanding   Registered    Are Sold     Are Sold
----                                                   -----      -----------   ----------    --------     --------
Apex Enhanced Capital Limited                      1,077,739         1.5%      1,077,739            0           0%

Alex Bao                                              25,945           *          25,945            0           0%

Naveen Bewtra                                         64,863           *          64,863            0           0%

Virginia Brown                                         5,188           *           5,188            0           0%

Chris Burgess                                         28,540           *          28,540            0           0%

Feng-Ji Cheng                                         18,161           *          18,161            0           0%

Heng-ju Cheng                                        505,938                     505,938            0           0%

Jesse Chin                                            77,835           *          77,835            0           0%

Joseph Chiu                                            1,296           *           1,296            0           0%

Darren Crews                                          58,376           *          58,376            0           0%

John Horn                                             60,971           *          60,971            0           0%

Brian Kim                                            155,672           *         155,672            0           0%

Samuel D. Kim                                        124,537           *         124,537            0           0%

YoungDo Kweon                                         16,864           *          16,864            0           0%

Chien-Chang Liu                                       46,701           *          46,701            0           0%

Wei Zen Lo                                            62,268           *          62,268            0           0%

Heather Nelson                                         4,540           *           4,540            0           0%

Virginia Peter                                         1,685           *           1,685            0           0%

John Posey                                             7,783           *           7,783            0           0%

Tom Romero                                             6,486           *           6,486            0           0%

Sierra Ventures Associates VIII, L.L.C.              328,478           *         328,478            0           0%

Sierra Ventures VIII - A L.P.                      2,168,620         3.0%      2,168,620            0           0%

Sierra Ventures VIII - B L.P.                         21,241           *          21,241            0           0%

                                                                                                          Percent of
                                                                                                           Shares of
                                                                                              Number of     Common
                                                                                               Shares        Stock
                                                     Number of    Percent of                  Remaining   Outstanding
                                                     Shares of     Shares of    Number of      if All       if All
                                                   Common Stock     Common        Shares       Shares       Shares
                                                   Beneficially      Stock        Being      Registered   Registered
Name                                                   Owned      Outstanding   Registered    Are Sold     Are Sold
----                                                   -----      -----------   ----------    --------     --------

Silicon Valley Bancshares                             18,684           *          18,684            0           0%

Joanne Soriano                                           778           *             778            0           0%

An-Chun Tien                                          72,647           *          72,647            0           0%

William Wang                                          32,431           *          32,431            0           0%

Lee L. Xu                                            505,938           *         505,938            0           0%

Naseem Yar                                            12,972           *          12,972            0           0%

---------------

* Less than one percent.

                              PLAN OF DISTRIBUTION

     We have been advised by the our Selling Stockholders named in this prospectus that they may sell all or a portion of their shares of our common stock listed under Selling Stockholders above, subject to the resale restrictions described below. The Selling Stockholders may sell their shares at market prices, prices related to the then prevailing market price, or negotiated prices. The Selling Stockholders may sell pursuant to one or more of the following methods:

     o over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus; and

     o    privately negotiated transactions.

     In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. We will not pay any expenses incident to the offering and sale to the public of shares by the selling stockholders, including commissions, legal fees and similar expenses.

     The holders of 4,906,847 shares of our common stock included in this prospectus have agreed not to sell or otherwise dispose of these shares of our common stock for a specified period of time. The resale restrictions will terminate with respect to one-third of these shares on each of the following dates: (i) July 11, 2002, (ii) October 28, 2002, and (iii) March 28, 2003.

     We intend to de-register any of the shares not sold by the selling stockholders two years from closing on or about March 28, 2004. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act of 1933.

                                  LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Lord, Bissell & Brook, Chicago, Illinois.

                                     EXPERTS

     The consolidated financial statements of Stratos Lightwave, Inc. incorporated by reference to Stratos Lightwave, Inc.'s Annual Report (Form 10-K) for the year ended April 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

     Our estimated expenses in connection with the distribution of the securities being registered are set forth in the following table:

     Securities and Exchange Commission registration fee ...... $1,425
     Printing expenses ........................................  1,000
     Legal fees and expenses ..................................  2,500
     Accounting fees and expenses .............................  1,000
     Miscellaneous expenses ...................................    500
                                                                -------
     Total .................................................... $6,425

     Except for the SEC registration fee, the amounts above are estimates. Stratos has agreed to pay all of the above expenses of the Selling Stockholders in connection with the offering.

ITEM 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our restated certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we have entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). We also maintain director and officer liability insurance. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. Exhibits.

4.1    Form of Common Stock Certificate (1)

4.2    Article IV of the Registrant's Restated Certificate of Incorporation (1)

4.3    Rights Agreement, dated as of March 23, 2001 (2)

5.1    Opinion of Lord, Bissell & Brook

23.1   Consent of Ernst & Young LLP, independent auditors

23.2   Consent of Lord, Bissell & Brook (included in Exhibit 5.1)

24.1   Power of Attorney (included on signature page)
-----------
(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 effective June 26, 2000.
(2)  Incorporated by reference to the Registrant's Form 8-K dated March 22,
     2001.

ITEM 17. Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is continued in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or
               Section 15(a) of the Securities Exchange Act of

               1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 25, 2002.

                                       STRATOS LIGHTWAVE, INC.

                                       By: /s/ James W. McGinley
                                           -------------------------------------
                                           James W. McGinley
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James W. McGinley and David A. Slack and each of them with power to act without the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments and supplements to this Registration Statement, and to file the same, or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME AND CAPACITY                                                   DATE
-----------------                                                   ----

/s/ James W. McGinley                                           April 25, 2002
--------------------------------------------
James W. McGinley
President and Chief Executive Officer
(Principal Executive Officer); Director

/s/ David A. Slack                                              April 25, 2002
--------------------------------------------
David A. Slack
Chief Financial Officer (Principal Financial
and Accounting Officer)

/s/ Michael P. Galvin                                           April 25, 2002
--------------------------------------------
Michael P. Galvin
Director

/s/ Brian J. Jackman                                            April 25, 2002
--------------------------------------------
Brian J. Jackman
Director

                                                                April 25, 2002
--------------------------------------------
C. Daniel Nelsen
Director

/s/ Edward J. O'Connell                                         April 25, 2002
--------------------------------------------
Edward J. O'Connell
Director

                                INDEX TO EXHIBITS

Exhibit
Number     Description of Exhibit
------     ----------------------

4.1        Form of Common Stock Certificate (1)

4.2        Article IV of the Registrant's Restated Certificate of
           Incorporation (1)

4.3        Rights Agreement, dated as of March 23, 2001 (2)

5.1        Opinion of Lord, Bissell & Brook

23.1       Consent of Ernst & Young LLP, independent auditors

23.2       Consent of Lord, Bissell & Brook (included in Exhibit 5.1)

24.1       Power of Attorney (included on signature page)
-----------
(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 effective June 26, 2000.
(2)  Incorporated by reference to the Registrant's Form 8-K dated March 22,
     2001.